SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Fuel Systems Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35952W103
(CUSIP Number)

Avv. Marco Di Toro Corso Stati Uniti 62, 10128, Torino, Italy (011) 39 011 517 6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Mariano Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,634,185
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,634,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Pier Antonio Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,584,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,584,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Bruna Giachino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,634,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,634,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Carla Borgogno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,584,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D initially filed by the Filing Persons on January 12, 2005 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D filed on April 27, 2005 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed on November 10, 2009 (“Amendment No. 2).  Amendment No. 1 and Amendment No. 2 (collectively, the “Previous Filings”) were filed with respect to the common stock of IMPCO Technologies, Inc. (“IMPCO”), the predecessor entity of the Company.  The Previous Filings may be located on EDGAR by searching IMPCO’s filings (SEC File Number: 005-40695).   Amendment No. 2 was filed with respect to the Common Stock of Fuel Systems Solutions, Inc.

This Amendment No. 3 is being filed to, among other things, report that one of the Filing Persons, Mr. Mariano Costamagna, entered into a Voting Agreement (the “Voting Agreement”), dated September 1, 2015 with Westport Innovations Inc., an Alberta, Canada corporation (the “Westport”).  As described below, the Voting Agreement was entered into in connection with the Agreement and Plan of Merger, dated September 1, 2015 (the “Merger Agreement”), by and among the Company, Westport and Whitehorse Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Westport, pursuant to which the Company will be merged with and into Merger Sub, with the Company continuing as the surviving corporation in such merger.

Item 1.    Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 780 Third Avenue, 25th Floor, New York, NY 10017.

Item 2.    Identity and Background.

(a) This Schedule 13D is being filed by Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Borgogno (the “Filing Persons”). Mariano Costamagna and Pier Antonio Costamagna are adult brothers, each of whom own shares individually. Bruna Giachino and Carla Borgogno are the respective spouses of Mariano Costamagna and Pier Antonio Costamagna.  In the aggregate, the Filing Persons own 17.8% of the common stock of the Company. Each of the Filing Persons disclaims beneficial ownership of the shares owned by the other Filing Persons.

(b), (c) and (f) – Each of the Filing Persons is an Italian citizen, with a business address of c/o Avv. Marco Di Toro, Corso Stati Uniti 62, 10128, Torino, Italy. Mariano Costamagna is Chief Executive Officer of the Company. Pier Antonio Costamagna retired as an executive officer of the Company and as the General Manager of MTM, S.r.L., a wholly owned subsidiary of the Company, effective February 5, 2014.

(d) and (e) – During the last five years, none of these persons has been convicted in a criminal proceeding, and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.  See Item 4 below.

Item 4.    Purpose of Transaction.

Each of the Filing Persons holds the shares for investment purposes.

On September 1, 2015, the Company, Westport and Merger Sub entered into the Merger Agreement pursuant to which, the Company will be merged with and into Merger Sub (the “Merger”), with the Company surviving the Merger.  Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock of the Company will be cancelled and converted into the right to receive 2.129 shares (the “Exchange Ratio”) of common shares of Westport, subject to certain adjustments (the “Merger Consideration”). No fractional shares of Westport will be issued in the Merger, and holders of Company Common Stock will, instead, receive cash in lieu of fractional Westport shares, if any.

Concurrently with the execution of the Merger Agreement, one of the Filing Persons, Mr. Costamagna, entered into the Voting Agreement with Westport, pursuant to which Mr. Costamagna agreed to vote the shares of Common Stock of the Company that he beneficially owns (the “Shares”) at any meeting of the stockholders of the Company (or to consent in connection with any written consent of stockholders of the Company) or in any other circumstances upon which Mr. Costamagna’s vote, consent or other approval is sought, as follows: (i) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and the other transactions contemplated thereby, (ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Company’s obligations in the Merger Agreement not being satisfied, (iii) against any Company acquisition proposal, and (iv) against any amendments to the Company’s charter and/or bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Merger.  Pursuant to the Voting Agreement, Mr. Costamagna also granted Westport and each of its designees, and each of them individually, his irrevocable proxy and attorney in fact (until the termination date of the Voting Agreement) to vote the Shares as described above, in each case, if and only if Mr. Costamagna (1) fails to vote, or (2) attempts to vote in a manner which is inconsistent with the terms of the Voting Agreement. The Voting Agreement also restricts Mr. Costamagna from selling or otherwise transferring his Shares or the voting power thereof prior to the termination of the Voting Agreement. Further, to the extent that Mr. Costamagna acquires any additional shares of Common Stock, such shares shall be subject to the provisions of the Voting Agreement. Mr. Costamagna entered into the Voting Agreement solely in his capacity as a stockholder of the Company and nothing in the Voting Agreement will be deemed to govern, limit or relate to any action taken by Mr. Costamagna in his capacity as a member of the Company’s Board of Directors or in his capacity as an officer of the Company.  The Voting Agreement and the related proxy granted shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement, (c) any changes to the terms of the Merger without the prior written consent of Mr. Costamagna that (i) reduces the Exchange Ratio or (ii) changes the form of consideration payable in the Merger.

The description contained herein of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, filed as Exhibit 99.2 to this Amendment No. 3.

Item 5.    Interest in Securities of the Issuer.

(a)            Mariano Costamagna is the direct beneficial owner of 1,634,185 shares, or approximately 9.0% of the 18,093,562 shares outstanding as of July 31, 2015 (the “Outstanding Shares”).  For reporting purposes, Mariano Costamagna includes in the calculation of his ownership percentage the 1,584,589 shares that his brother Pier Antonio Costamagna owns directly, resulting in the reported ownership of 3,218,774 shares, or approximately 17.8% of the Outstanding Shares. Mariano Costamagna disclaims beneficial ownership of the 1,584,589 shares that his brother Pier Antonio Costamagna owns directly.

Pier Antonio Costamagna is the direct beneficial owner of 1,584,589 shares, or approximately 8.8% of the Outstanding Shares.  For reporting purposes, Pier Antonio Costamagna includes in the calculation of his ownership percentage the 1,634,185 shares that his brother Mariano Costamagna owns directly, resulting in the reported ownership of 3,218,774 shares, or approximately 17.8% of the Outstanding Shares. Pier Antonio Costamagna disclaims beneficial ownership of the 1,634,185 shares that his brother Mariano Costamagna owns directly.

Bruna Giachino is the indirect beneficial owner of 1,634,185 shares, or approximately 9.0% of the Outstanding Shares, which are owned directly by Mariano Costamagna.  Carla Borgogno is the indirect beneficial owner of 1,584,589 shares, or approximately 8.8% of the Outstanding Shares, which are owned directly by Pier Antonio Costamagna.

(b)            Mariano Costamagna has the sole power to vote the 1,634,185 shares that he holds directly and shares with his wife, Bruna Giachino, the power to dispose of the 1,634,185 shares that he holds directly.

Pier Antonio Costamagna has the sole power to vote the 1,584,589 shares that he holds directly and shares with his wife, Carla Borgogno, the power to dispose of the 1,584,589 shares that he holds directly.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As further described in Item 4 hereof, on September 1, 2015, one of the Filing Persons, Mariano Costamagna, entered into the Voting Agreement with Westport.  The description contained herein of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, filed as Exhibit 99.2 to this Amendment No. 3.

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
Exhibit 99.1
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Filing Persons on January 12, 2005 related to the common stock of IMPCO, SEC File No. 005-40695).

Exhibit 99.2	Voting Agreement, dated September 1, 2015, by and among Westport Innovations Inc. and Mariano Costamagna.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: September 3, 2015

/s/ Mariano Costamagna	/s/ Pier Antonio Costamagna
Mariano Costamagna	Pier Antonio Costamagna

/s/ Bruna Giachino	/s/ Carla Borgogno
Bruna Giachino	Carla Borgogno